Public Notice for Closing of the Shareholder Register

In accordance with the Articles of Incorporation of the Company, during the Closed Period (as detailed below), the Company will close and not make any changes to the Shareholder Register.

1. Purpose: To finalize the list of shareholders eligible for the receipt of the second quarter dividend for fiscal year 2017

2. Record Date: June 30, 2017

3. Closed Period: July 1, 2017 ~ July 7, 2017